ARCELORMITTAL 6-K

Exhibit 99.1

press release

ArcelorMittal prepares to further reduce primary production in Europe as market weakness continues

29 May 2019, 08:45 CET

Further to the announcement made on 6 May, ArcelorMittal today announces its decision to take additional steps to adjust its European production levels to further align its production to the current market demand. The company continues to be impacted by weak market demand and high import levels in Europe.

As a result, ArcelorMittal will:

●	Reduce primary steelmaking production at its facilities in Dunkirk, France and Eisenhüttenstadt, Germany;

●	Reduce primary steelmaking production at its facility in Bremen, Germany in the fourth quarter of this year, where a planned blast furnace stoppage for repair works will be extended;

●	Extend the stoppage planned in the fourth quarter of this year to repair a blast furnace at its plant in Asturias, Spain.

Commenting, Geert van Poelvoorde, CEO, ArcelorMittal Europe – Flat Products, said:

“This is again a hard decision for us to have taken but given the level of weakness in the market, we feel it is the prudent course of action. This will be a temporary measure that will be reversed when market conditions improve. In the meantime, our employees remain our utmost priority and we are doing everything we can to ensure that the right social measures are in place to support them and their families during this difficult time.”

On 6 May, ArcelorMittal announced its intention to temporarily idle production at its steelmaking facilities in Kraków, Poland and reduce production in Asturias, Spain. The announcement also impacted the planned increase of shipments at ArcelorMittal Italia to a six million tonne annual run-rate; the planned increase will be slowed down following a decision to optimise cost and quality over volume in the current environment.